COLOMBIER ACQUISITION CORP. II

214 Brazilian Avenue, Suite 200-J
Palm Beach, FL 33480

November 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Ruairi Regan

Re:	Colombier Acquisition Corp. II
Registration Statement on Form S-1 Filed October 6, 2023, as amended
File No. 333-274902

Mr. Ruairi Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Colombier Acquisition Corp. II, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, November 20, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Omeed Malik
Omeed Malik
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP